FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of December 2006

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached hereto is Registrant’s press release dated December 4, 2006 announcing that Registrant’s SkyEdge will provide Enciclomedia program with Internet access and telephony service solution.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rael Kolevsohn —————————————— Rael Kolevsohn General Counsel

Dated December 4, 2006

Gilat continues support of Mexican school initiative with new contract for 4,400 VSAT sites

Gilat’s SkyEdge will provide Enciclomedia program with Internet access and telephony service solution

Petah Tikva, Israel, December 4, 2006 – Gilat Satellite Networks Ltd. (Nasdaq: GILT) today announced it has been selected by Alef Soluciones Integrales (Alef) and Corporative Lanix (Lanix) to provide a 4,400-site SkyEdge VSAT network serving more than 7,700 Mexican public-school classrooms, to support the “middle-school” phase of the Mexican Ministry of Education’s (SEP) Enciclomedia program. The deployment of the network hub and terminals has already begun.

Earlier this year, Gilat announced it had provided more than 15,000 SkyEdge VSATs and services to leading Mexican technology firms to support the first phase of the Enciclomedia program, which focused on primary schools. When combined with today’s announcement, this brings the total number of Mexican classrooms connected via SkyEdge to approximately 41,000 – including 33,500 primary-school classrooms and 7,700 middle-school classrooms.

Gilat will provide Alef and Lanix with the SkyEdge network for broadband Internet access and VoIP services to support the latest phase of the Enciclomedia program, which focuses on middle schools and provides continuity to the program’s previous phases. The Internet access will be used for email, discussion forums and web browsing.

Alef Chairman, Angel Ruiz Lua said, “Gilat’s successful support of the initial phase of the Enciclomedia program is testament to its vast experience supporting large public communications programs. Due to our familiarity with Gilat’s integrated solution, offering a reliable platform that is cost effective and simple to operate, we are confident the Company will make every effort to ensure the success of this important additional phase.”

Lanix CEO, Benjamin Aguilar Garcia said, “The SkyEdge platform’s ability to provide nationwide coverage is ideal for these important applications. We expect to fully utilize the talents of Gilat’s experienced local staff to deploy this network quickly and efficiently.”

Enciclomedia (www.enciclomedia.edu.mx) is a computer-based program that integrates federal education resources such as textbooks, digital content and virtual activities to enrich the student’s classroom experience encourage student participation and enhance learning outcomes. The program also includes a portal to assist teachers with their daily activities. The Mexican government considers Enciclomedia to be an important education project and expects it to eventually reach more than 140,000 primary-school classrooms and more than 42,000 middle-school classrooms.

Erez Antebi, CEO of Gilat Network Systems, said, “Gilat is thankful for the opportunity to demonstrate its continuing support for the Mexican market and for this ambitious, far-reaching program. By successfully supporting the Enciclomedia’s additional phase, we can help ensure that students who benefited from the program in the primary schools can continue to reap the rewards as they graduate to middle school.”

About Alef Soluciones Integrales

Alef is a leading provider of integrated information technology solutions to the Mexican market, primarily to the government sector.

About Corporative Lanix

Lanix, founded in 1990, is one of Latin America’s largest manufactures of computer systems, serving nine countries. Visit Lanix at www.lanix.com

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd. (Nasdaq: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems (“GNS”), which is a provider of network systems and associated professional services, including turnkey solutions and outsourcing, to service providers and operators worldwide; (ii) Spacenet Inc., which provides managed services in North America for businesses and governments through its Connexstar service brand and for consumers through its StarBand service brand; (iii) Spacenet Rural Communications, which offers rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 650,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 16 sales and services offices worldwide. Gilat markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition, the Company markets numerous other legacy products.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact:
Shira Gafni, Director of Corporate Marketing
Tel. + 972-3-925-2406; shirag@gilat.com